UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of :December 2002 (1)	File No.:0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [   ]                               No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

FORM 6K	Page 2

Submitted herewith:

News release as filed on SEDAR and disseminated through CCNMatthews as follows:

December 5, 2002:     TransGlobe Energy Corporation Announces Normal Course Issuer Bid

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: December 5, 2002	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NORMAL COURSE ISSUER BID

Thursday, December 5, 2002 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce it has received approval from The Toronto Stock Exchange to make a normal course issuer bid for up to 4,855,435 common shares of the Company (being 10% of the public float as defined by The Toronto Stock Exchange) over a 12 month period; but not more than 1,029,896 common shares (2% of the issued and outstanding common shares) in any 30 day period, at the market price from time to time.

The bid may commence on December 9, 2002 and will continue until the earlier of December 8, 2003 and the date by which the Company has acquired the 4,855,435 common shares which may be purchased under the bid. Purchases will be made through the facilities of The Toronto Stock Exchange only, in accordance with the requirements of The Toronto Stock Exchange, and the price at which the Company will purchase its common shares will be the market price of the shares at the time of acquisition. The Company has appointed Raymond James Ltd. as its broker to conduct normal course issuer bid transactions. Common shares purchased by the Company will be returned to the Company’s treasury for cancellation. The Company has been advised that none of the insiders of the Company, nor their associates, has a present intention of selling common shares of the Company during the course of the bid.

“Our board of directors believes that the current market price of our shares does not fully reflect the value of our business, our underlying assets or our future prospects,” said Ross Clarkson, Chief Executive Officer of the Company. “Accordingly, the board of directors believes in having the Company purchase its own shares for cancellation is an appropriate strategy for increasing long term shareholder value.”

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross Clarkson	Executive Offices:
President & CEO	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com

E-mail: trglobe@trans-globe.com